July 23, 2019

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc. MPT Operating Partnership, L.P. Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 1, 2019 File No. 001-32559 and 333-177186

Dear Ms. Monick:

This supplemental response letter is being furnished to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Commission’s comment letter dated June 17, 2019 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). For your reference, we have reproduced the Staff’s comment below in bold, followed by our supplemental response in italics.

Form 10-K for the Fiscal Year Ended December 31, 2018 Significant Tenants, page 10

1.

We note your disclosure on page 10 that Steward operated 39.5% of your gross assets as of December 31, 2018. Given that Steward appears to be a significant lessee, please tell us what consideration you gave to filing audited financial statements of Steward. In that regard, we note your response to comment 3 from our letter dated October 26, 2018, where you stated that you expected to file the financial statements of Steward with your Form 10-K or Form 10-K/A for the year ended December 31, 2018.

As noted in our letter to the Staff dated July 1, 2019, the Company respectfully reaffirms its intention to file the audited financial statements of Steward for the years ended December 31, 2018 and 2017 via Form 10-K/A promptly upon such financial statements becoming available.

The Company supplementally advises the Staff that an advance version of Steward’s 2018 financial statements have now been made available to the Company and that Steward has requested additional time into July to further finalize its financial statements, specifically some of the footnote disclosure to be included therein. The Company understands from Steward that its efforts to finalize the footnote disclosure will not impact the financial tables, will be immaterial to the financial statements as a whole, and will not impair the ability of Steward’s independent auditors to issue its audit opinion. The Company continues to work diligently to file Steward’s audited financial statements on Form 10-K/A as soon as possible.

The Company also supplementally advises the Staff that, beginning the week of July 8, 2019 and thereafter, the Company is contemplating engaging in one or more capital markets transactions (e.g., an equity offering) under the Company’s existing and effective shelf registration statement. If Steward’s audited financial statements are still not available for filing by the time of any such offering, then, for purposes of ensuring that investors receive adequate disclosure, the Company will ensure that any offering documents will include or incorporate, at a minimum, summary financial information for the tenant.

Ms. Jennifer Monick

Securities and Exchange Commission

The Company understands and acknowledges that the Staff’s comment letter, dated June 17, 2019, will remain open until the tenant’s audited financial statements are filed.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours, MEDICAL PROPERTIES TRUST, INC. MPT OPERATING PARTNERSHIP, L.P. by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner Executive Vice President and Chief Financial Officer